December 1, 2004

DREYFUS NEW YORK TAX EXEMPT INTERMEDIATE BOND FUND

Supplement to the Prospectus dated October 1, 2004

The Fund's Board of Directors approved an amendment to change the Fund's 12b-1 plan from a compensation plan to a reimbursement plan. Therefore, the language contained in the "Expenses" section of the prospectus under "Concepts to understand" regarding the Rule 12b-1 fee is replaced with the following:

Rule 12b-1 fee: a fee of up to 0.25% used to reimburse the fund's distributor for distributing fund shares, servicing shareholder accounts, and advertising and marketing. Because this fee is paid out of the fund's assets on an ongoing basis, over time it will increase the cost of your investment and may cost you more than paying other types of sales charges.

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